

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Arkadiy Dobkin
Chief Executive Officer
EPAM Systems, Inc.
41 University Drive, Suite 202
Newtown, PA 18940

> **Re:** **EPAM Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 22, 2011**
> **File No. 333-174827**

Dear Mr. Dobkin:

We have reviewed your amended registration statement and response letter, and have the following comments.

Table of Contents, page i

1.   We note the revisions you have made to the disclosure beneath your table of contents in response to prior comment 4. Please further revise to move the paragraphs discussing the Gartner Report and other industry and market information contained in the prospectus to a more appropriate place in the filing, for example to an "Industry Data" section.

Use of Proceeds, page 45

2.   Your response to prior comment 13 indicates that you have no current specific plans for a significant portion of the proceeds from the offering. We note that you have accordingly revised your use of proceeds disclosure to state principal reasons for the offering, including "to create a public market for [y]our common stock in part for the benefit of [y]our employees who have received equity compensation and to facilitate [y]our future access to the public capital markets." Please tell us whether another principal purpose of the offering is to create a public market in your stock for the benefit of other of your shareholders, including the financial backers who each hold more than 5% of your shares. If so, it appears that this purpose of the offering should also be described.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit and Other Risk, page 62

3.   Please provide further support for the assertion that PriorBank, the Belarusian bank where you held $31.3 million in cash and cash equivalents as of March 31, 2010, is a "high credit quality financial institution." Your response to prior comment 21 indicates that, notwithstanding the general risks of the banking and financial systems in the CIS that you discuss in your risk factor disclosure, you believe PriorBank to be a high credit quality financial institution, based in part on the high credit ratings of PriorBank's majority owner, Raiffeisen Bank International, Austria. Please explain in your next response why the credit rating of the bank's majority owner is indicative of the creditworthiness of PriorBank; for example, advise whether RBI is responsible for PriorBank's liabilities. In addition, tell us whether bank deposits made by corporations in Belarus are insured, as we note your disclosure on page 33 that such deposits in Russia are not generally insured.

Critical Accounting Policies

Fair Value of Shares of Common Stock, page 67

4.   Please clarify your disclosure to indicate whether the third party appraisals used to estimate the fair value of your common stock were performed on a contemporaneous or retrospective basis.

Related Party Transactions, page 105

5.   Your revised disclosure states that your board of directors will adopt a written policy with respect to the review of on-going and future related-party transactions, and you describe the standards that will be applied pursuant to this policy. Please also discuss in this section any policies, procedures and standards that your board of directors has historically applied when reviewing related party transactions, such as those disclosed in the filing. See Item 404(b)(1) and Instruction 1 to Item 404 of Regulation S-K.

Notes to Condensed Consolidated Financial Statements for Years Ended December 31, 2010, 2009 and 2008

1. Nature of Business and Significant Accounting Policies, page F-8

6.   We note your disclosure on page 20 that under the terms of your agreement with one of your largest clients, the client is entitled to request you to transfer assets that have already been financed by the client, such as your offshore development center, at a de minimis

pre-agreed price. Tell us how you have accounted for your assets that have been financed by this client, and how you have accounted for the revenue received under this arrangement. Tell us the authoritative literature you have relied on, and what consideration you gave to disclosing the terms of this arrangement and the accounting policies followed.

Revenue Recognition, page F-8

7.   Please clarify whether you recognize revenue on your fixed price contracts pursuant to the provisions of ASC 605-35 and, if so, how you have considered the provisions of ASC 605-35-25-45 with respect to recognizing losses. Otherwise, please tell us why these contracts are not within the scope of ASC 605-35, and what authoritative literature you rely on to recognize revenue.

Risks and Uncertainties

Concentration of Credit, page F-11

8.   Please disclose the amount of cash and cash equivalents held in accounts in Belarus and other CIS countries and the risks associated with the banking and financial systems in the CIS, including the lack of regulatory standards and insured deposits, as described in your response to prior comment number 21 and your disclosures on page 33. Further, tell us what consideration you gave to clarifying the conditions you considered in describing these financial institutions as high credit quality.

11. Operating Segments

Geographic Area Information, page F-23

9.   We note your disclosure on page 86 that $20.3 million of your long-lived assets are held in Belarus. Tell us what consideration you gave to disclosing these assets in your entity wide disclosure of long-lived assets by geographic location. We refer you to ASC 280-10-50-41b.

14. Earnings Per Share, page F-30

10.   Please clarify whether the preferred shares redeemed at less than fair value were considered separately from the other shares of the same class that were not redeemed, for purposes of determining if the "if-converted" method is more dilutive for 2010, in accordance with ASC 260-10-S99-2.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff

Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions. If you thereafter need assistance, you may contact Barbara C. Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
       Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.
       Joseph A. Hall, Davis Polk & Wardwell LLP